QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number: 000-21640

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATION CASINOS, INC. 401(k) RETIREMENT PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATION CASINOS, INC.
2411 WEST SAHARA AVENUE
LAS VEGAS, NV 89102

STATION CASINOS, INC. 401(k) RETIREMENT PLAN

STATION CASINOS, INC. 401(k) RETIREMENT PLAN

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our incorporation by reference in the Registration Statement (Form S-8 No. 033-70342) with respect to the financial statements of the Station Casinos, Inc. 401(k) Retirement Plan included in this Annual Report on Form 11-K for the year ended December 31, 2000, as required by Section 7 of the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, you will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore your right of recovery under that section may be limited as a result of the lack of consent.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Station Casinos, Inc. 401(k) Retirement Plan
Las Vegas, Nevada

We have audited the accompanying statement of net assets available for benefits of the Station Casinos, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 24, 2002

This is a copy of the report previously issued by Arthur Andersen LLP. The report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Annual Report on Form 11-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Station Casinos, Inc. 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Station Casinos, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2000 and December 31, 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and December 31, 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Las Vegas, Nevada
June 28, 2001

STATION CASINOS, INC.
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
Assets:
Investments, at fair value	$37,155,353	$44,297,732
Receivables:
Participant contributions	259,623	143,967
Employer contributions	75,076	32,593

Total receivables	334,699	176,560

Total assets	37,490,052	44,474,292

Net assets available for benefits	$37,490,052	$44,474,292

The accompanying notes are an integral part of these financial statements.

STATION CASINOS, INC.
401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2001
Additions:
Additions to net assets attributed to:
Interest and dividends	$394,069
Interest on participant loans	228,273

622,342

Contributions:
Participant	9,488,949
Employer	1,730,916

11,219,865

Total additions	11,842,207

Deductions:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	6,809,170
Benefits paid to participants	5,228,492
Distributions of participant loans	188,250
Transfers to other qualified retirement plans	6,565,357
Administrative expenses	35,178

Total deductions	18,826,447

Net decrease	(6,984,240)
Net assets available for benefits:
Beginning of year	44,474,292

End of year	$37,490,052

The accompanying notes are an integral part of these financial statements.

STATION CASINOS, INC.
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1.    Description of the Plan

  The following description of the Station Casinos, Inc. 401(k) Retirement Plan (the "Plan") provides only general information of the Plan, which has been legally established through a formal retirement Plan Document and Trust Agreement as amended. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

  a.
  General

  The Plan is a qualified, defined contribution plan that provides participant-directed investment programs to all eligible employees of Station Casinos, Inc. (the "Company") who have completed 90 days of service for the Company and have attained the age of 21. Employees who are non-resident aliens that work outside of the United States, individuals covered by a collective bargaining contract and leased employees are not eligible to participate. In addition, employees covered by a collective bargaining agreement, where retirement benefits were the subject of full good faith collective bargaining, are not eligible to participate in the Company's Plan, unless such participation has been specifically agreed to within the collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974.

  b.
  Contributions, Vesting and Allocation

  Participants may make contributions to the Plan of any amount up to 19% of their annual compensation, but not to exceed the maximum dollar limit set by the Internal Revenue Service each year. Participants may make rollover contributions to the Plan. All participant contributions are immediately 100% vested and are nonforfeitable. Subject to the limitations described below, the Company makes matching contributions to the Plan on behalf of each participant in an amount equal to 50% of the first 4% of compensation that a participant contributes to the Plan as pre-tax contributions. A participant is credited with a year of service for vesting purposes upon completion of 501 hours of service during the Plan year. A participant begins to vest in that portion of his or her account attributable to the Company's matching contributions as follows:

Vesting Service	Vesting %
Less than 1 year	0
1 year	20
2 years	40
3 years	60
4 years	80
5 or more years	100

  Each year the Company may make an additional discretionary profit sharing contribution to the Plan. The discretionary contribution would be allocated among the accounts of eligible participants. Participants become 100% vested in the discretionary contribution after five years of service. In the event of termination of a participant by reason of death or disability, the full value of the participant's account as of the immediately preceding valuation date becomes vested.

  All contributions are invested in multiples of 1% as designated by the participant. A participant may direct his/her contributions into any of 15 investment options, one of which is the Station

  Casinos, Inc. Common Stock Fund ("STN Stock Fund"). A participant may only invest up to 20% of his or her account balance in the STN Stock Fund. A participant may change his/her investment options monthly, subject to certain Plan provisions. Participants should refer to the Plan documents for a complete description of the investment options as well as for the detailed composition of each investment fund.

  c.
  Forfeitures

  The portion of a participant's account that is not vested is forfeited when the participant terminates employment with the Company. These forfeitures shall first be used to pay administrative expenses of the Plan and then are used to reduce future employer contributions payable under the Plan. Forfeitures for the year ended December 31, 2001 were approximately $152,000. During 2001, the Company applied approximately $2,600 of forfeiture funds to administrative expenses of the Plan and the balance was retained in the Plan.

  d.
  Payment of Benefits

  Upon normal retirement or death, vested benefits from the Plan in excess of $5,000 may be paid in either the form of a lump sum cash payment of the participant's account, or in a series of payments over a period not to extend beyond the life expectancy of the participant or the joint life expectancy of the participant and the participant's beneficiary. Participants with a vested account balance of less than $5,000 will receive a distribution in the form of a lump sum payment.

  In certain limited situations, additional forms of distribution available under a previous version of the Plan may be "grand fathered" and remain available under the Plan. Participants shall be entitled to receive a distribution of all or any portion of all vested account balances upon attainment of age 59 1/2.

  Any participant who terminates employment with the Company shall be entitled to receive the value of the vested portion of his or her account no later than the sixtieth day after the close of the plan year in which the participant terminates employment.

  Participants may withdraw from their account once they have attained age 59 1/2. Participants may also withdraw from their account, without regard to age, in the event of extreme hardship.

  e.
  Participant Loans

  Subject to the rules and limitations contained in the Plan, a participant is able to request a loan up to $50,000, but not to exceed 50% of the vested amount credited to his or her account. At December 31, 2001 and 2000, there were outstanding participant loans in the amount of $2.8 million and $2.9 million, respectively, which approximate the fair value of the loans. The participant loans bear interest at rates commensurate with those charged by persons in the business of lending money for loans that would be made under similar circumstances, which for the year ended December 31, 2001 ranged from 5.75% to 10.50%. The loans require equal repayments of principal and interest (with payments not less than quarterly) over a period not to exceed five years.

  f.
  Administration

  The Plan is administered by a committee designated by the Company's Board of Directors (the "Administrative Committee").

  g.
  Plan Expenses

  Plan expenses consist of administrative expenses that are paid by the trust fund if not paid by the Company. The Administrative Committee directs payments of such fees. Plan fees and expenses for the year ended December 31, 2001 were approximately $35,200, the majority of which were related to participant loan fees.

2.    Summary of Significant Accounting Policies

  a.
  Basis of Presentation

  The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

  b.
  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  c.
  Risks and uncertainties

  The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

  d.
  Investment Valuation and Income Recognition

  Investments are stated at their current market value measured by the latest available quoted market prices in active markets. Investment income is recorded as earned on a daily basis.

  e.
  Plan Trustee

  On August 1, 2000, the Plan Trustee was changed from Fidelity Management Trust Company to Scudder Trust Company. The transfer of assets occurred on August 1, 2000, and totaled $46.8 million.

3.    Investments

  The following table lists investments equal to 5% or more of the Plan's total net assets available for benefits:

	December 31,
	2001	2000
Scudder Stable Value	$5,470,161	$4,559,945
Janus Overseas Fund	2,114,588	2,364,486
Kemper Aggressive Growth Fund	*	4,806,011
Kemper Classic Growth Fund	*	11,658,070
Scudder Aggressive Growth Fund	3,197,248	*
Scudder Capital Growth Fund	7,993,698	*
Scudder Large Company Growth Fund	6,809,235	9,614,081

    *
    Balance does not represent 5% or more of the Plan's total net assets available for benefits for the respective years.

4.    Benefits Payable

  There were no benefits payable as of December 31, 2001 and 2000.

5.    Income Tax Status of the Plan

  The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 1995, that the Station Casinos, Inc. 401(k) Plan (the "Former Plan") was qualified and the Trust established under the Former Plan was tax-exempt, under the appropriate sections of the Internal Revenue Code. The Company adopted the Plan on January 1, 1999, and the Former Plan was converted to the Plan on February 1, 1999. The Administrative Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan and all amendments to the Plan are qualified, and the related trust was tax-exempt as of December 31, 2001.

6.    Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances.

7.    Transfers To Other Qualified Retirement Plans

  On September 30, 2001, the Company completed the sale of Southwest Gaming Services, Inc. ("SGSI"), its wholly owned subsidiary. On December 20, 2000, the Company completed the sale of substantially all of the assets of St. Charles Riverfront Station and Kansas City Station Corporation (collectively the "Missouri Properties"). The employees of SGSI and the Missouri Properties who were participants in the Plan became 100% vested upon the respective sale dates. They were also given the option to either withdraw their vested funds from the Plan, or have their funds transferred to another plan. The balances of the accounts in the Plan belonging to those employees who subsequently became employed by the purchaser of SGSI were transferred to that plan on January 2, 2002. The total amount of funds transferred was approximately $223,000. The balances of the accounts in the Plan belonging to those employees who subsequently became employed by the purchaser of the Missouri Properties were transferred to that plan on February 15, 2001. The total amount of funds transferred was approximately $6.6 million.

STATION CASINOS, INC.401(k) RETIREMENT PLAN
SCHEDULE H, line 4i—SCHEDULE OF ASSETS (HELD AT YEAR END) DECEMBER 31, 2001
EIN 88-0301133
PLAN NUMBER 002

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment Including Maturity, Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Collective Investment Trust:
*	Scudder Stable Value	5,470,161	$5,470,161
Mutual Funds:
*	Scudder High Yield—A	311,627	1,657,855
	Pimco Total Return	51,224	535,804
*	Scudder Pathway Conservative	50,401	561,972
*	Scudder Pathway Growth A Shares	69,722	851,309
*	Scudder Pathway Moderate A Shares	56,486	602,137
	MFS Mid Cap Growth Fund	16,058	175,991
*	Scudder Total Return	137,867	1,254,591
	Janus Overseas Fund	104,167	2,114,588
*	Scudder Aggressive Growth Fund	225,635	3,197,248
*	Scudder Capital Growth Fund	175,377	7,993,698
*	Scudder Large Company Growth Fund	267,448	6,809,235
*	Scudder Large Company Value Fund	5,027	112,655
*	Scudder 21st Century Growth Fund	73,051	1,257,946
Employer Securities:
*	Station Casinos, Inc. Common Stock	95,218	1,783,430
Participant Loans		Interest Rates 5.75—10.50%	2,776,733

			$37,155,353

*
Indicates party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Independent Auditors' Consent

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2002	STATION CASINOS, INC. 401(k) RETIREMENT PLAN

	By:	/s/ GLENN C. CHRISTENSON Glenn C. Christenson Executive Vice President, Chief Financial Officer, Chief Administrative Officer, Treasurer and Director (Principal Financial and Accounting Officer)

QuickLinks

FORM 11-k
INDEX TO FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
  1. Description of the Plan
  2. Summary of Significant Accounting Policies
  3. Investments
  4. Benefits Payable
  5. Income Tax Status of the Plan
  6. Plan Termination
  7. Transfers To Other Qualified Retirement Plans
SCHEDULE H, line 4i—SCHEDULE OF ASSETS (HELD AT YEAR END)  DECEMBER 31, 2001
EXHIBIT INDEX
SIGNATURE